ANK 2/26/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02006076

SEC FILE NUMBER
8- 41597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


RECEIVED
PROCESSING
SEC MAIL

REPORT FOR THE PERIOD BEGINNING 01/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 Jefferson Place, NW
(No. and Street)

Washington, (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Perry, Jr. (202) 775-8109
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mehler & Gruen, P.C.
(Name — if individual, state last, first, middle name)

1140 Connecticut Avenue, N.W. Suite 803 Washinton, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION


RECEIVED
PROCESSING
SEC MAIL
SECTION

I, Eric Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Securities, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chairman / President

Title

Notary Public

CHRISTOPHER F. CHASE
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JAN. 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOTAL P.03

HOVDE SECURITIES, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2001 and 2000

HOVDE SECURITIES, INC.

CONTENTS

MEHLER & GRUEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202) 452-1973

Report of Independent Certified Public Accountants

Board of Directors
Hovde Securities, Inc.
Washington, DC

We have audited the accompanying statements of financial condition of Hovde Securities, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hovde Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Mehler & Gruen, P.C.
Mehler & Gruen, PC

January 31, 2002

FINANCIAL STATEMENTS

HOVDE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 21,801	$ 35,549
Cash - restricted	1,495	1,495
Prepaid expenses	9,582	9,282
TOTAL ASSETS	$ 32,878	$ 46,326
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 2,000	$ 2,850
Due to affiliates (Note 2)	409	12,613
Total Liabilities	2,409	15,463
Stockholders' Equity:		
Common stock, no par value; 100 shares authorized, 28 shares issued and 26 shares outstanding in 2001 and 28 shares issued and outstanding in 2000	12,900	12,900
Paid-in capital	30,000	10,000
Retained earnings (deficit)	(10,829)	7,963
	32,071	30,863
Less: Treasury stock, 2 shares at cost	(1,602)	0
Total Stockholders' Equity	30,469	30,863
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,878	$ 46,326

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Interest income	$ 715	$ 2,375
Total revenues	715	2,375
Expenses:		
Dues	10,655	10,942
Rent (Note 3)	5,745	7,790
Professional fees	2,305	3,374
Office expense	78	1,812
Other	624	118
Total expenses	19,407	24,036
Net loss before income taxes	(18,692)	(21,661)
State income tax	(100)	(100)
NET LOSS	$ (18,792)	$ (21,761)

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Treasury	Paid-In	Retained Earnings	
	Shares	Amount	Stock	Capital	(Deficit)	Total
Balance at January 1, 2000	28	$12,900		$10,000	$29,724	$52,624
Net Loss	—				(21,761)	(21,761)
Balance at December 31, 2000	28	12,900		10,000	7,963	30,863
Capital Contributed				20,000		20,000
Treasury Stock	(2)		(1,602)			(1,602)
Net Loss	—				(18,792)	(18,792)
Balance at December 31, 2001	26	$12,900	($1,602)	$30,000	($10,829)	$30,469

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities		
Net loss	$ (18,792)	$ (21,761)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in prepaid expenses	(300)	37
(Decrease) in accounts payable	(850)	(1,720)
Increase (decrease) in due to affiliates	(12,204)	12,613
Total adjustments	(13,354)	10,930
Net cash used by operating activities	(32,146)	(10,831)
Cash flow from financing activities:		
Proceeds from additional paid in capital	20,000	0
Purchases of treasury stock	(1,602)	0
Net cash provided by financing activities	18,398	0
Net decrease in cash and equivalents	(13,748)	(10,831)
Cash, beginning of year	37,044	47,875
Cash, end of year	$ 23,296	$ 37,044

	2001	2000
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	$ 100	$ 100

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hovde Securities, Inc. (the Company) was incorporated in the State of Delaware on June 13, 1989. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). In this capacity, it performs underwriting and investment banking.

Cash-Restricted

Cash – restricted consists of amounts deposited into a separate checking account as required by the NASD. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account, however, it must always have a positive balance.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. However, the Company is subject to taxation in certain states in which it conducts business that do not recognize S corporation elections. No significant differences exist in amounts reported for income taxes from the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company's stockholders are also officers and stockholders of Hovde Financial, Inc., which is in the business of providing consulting and advisory services in the financial services industry. Hovde Financial, Inc. incurs certain occupancy, professional fees, data service and office costs on behalf of the Company that are allocated for reimbursement. No such costs were allocated to the Company in 2001 or 2000. At times, amounts may be advanced to and from the Company and its affiliates for cash management. As of December 31, 2001 and 2000, the Company had amounts due to affiliates of $409 and $12,613, respectively.

NOTE 3 – LEASE COMMITMENTS

On October 1, 1998 the Company entered into a lease agreement with 1824-1826 Jefferson Place, LLP(Jefferson Place) to lease office space in Washington, D.C. for a three-year period ending November 30, 2001. This lease has been extended through November 30, 2002 under the same terms and conditions. Certain of the Company's stockholders are also partners in Jefferson Place. The lease provides for an annual base rent of $6,840. Commencing at the beginning of the second lease year and continued each and every year thereafter, the then-effective base rent shall be increased by the escalating factor which equals two percent (2%) of the base rent for the previous lease year. Future minimum lease payments are as follows:

2002	$ 9,120
Thereafter	0
	$ 9,120

NOTE 4 – NET CAPTIAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. As applied to the Company, the Rule requires minimum net capital of $5,000.

As of December 31, 2001, the Company had net capital (as defined) of $20,887 which was $15,887 in excess of its requirement.

SUPPLEMENTARY INFORMATION

HOVDE SECURITIES, INC.

SCHEDULE I

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Net capital	
Total assets	$ 32,878
Total liabilities	(2,409)
Capital before deductions	30,469
Deductions	
Non-allowable assets	(9,582)
Regulatory Net Capital	**20,887**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess Net Capital	**$15,887**
Aggregate indebtedness	$2,409
Ratio	
Aggregate indebtedness to net capital	11.5%

No material difference exists in the computation of net capital above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001 and 2000

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2001 and 2000.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001 and 2000

The Company is exempt from the provision of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2001 and 2000.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

MEHLER & GRUEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202) 452-1973

Independent Auditors' Report
Internal Control Structure
Required by Rule 17a-5

Board of Directors
Hovde Securities, Inc.
Washington, DC

In planning and performing our audit of the financial statements of Hovde Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mehler & Gruen, P.C.

Mehler & Gruen, P.C.

January 31, 2002